

July 1, 2011

Via E-Mail

Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
BookMerge Technologies, Inc.
1560 N. Maple St.
Corona, California 92880

> **Re: BookMerge Technologies Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed June 20, 2011**
> **Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 28, 2010**
> **Quarterly Report on Form 10-Q for the Period Ended March 31, 2011**
> **Filed April 22, 2011**
> **File No. 333-152837**

Dear Mr. Carter:

We have reviewed your filings and your letter filed June 20, 2011, and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Amendment No. 3 to Current Report on Form 8-K/A Filed June 20, 2011

General

1. We note your response to comment one from our letter dated April 8, 2011. Notwithstanding your response, your filing still appears to lack all of the disclosures required by Items 201 and 404 of Regulation S-K. Please revise your filing accordingly to include this required information or provide us with your legal or factual analysis as to why you believe some or all of these items are inapplicable to your filing. Regarding the Item 404 disclosure you added on page 12, the disclosure describes actions in the future tense (i.e., that are going to happen) that, based on disclosure elsewhere in your filing, have in fact already happened. Please address this apparent inconsistency. Finally, in your response to this comment, please tell you the specific pages of the filing that you have revised in response to this comment (i.e., provide us with the page numbers of the changed pages).

2. We note your response to comment three from our letter dated April 8, 2011. Notwithstanding your response, and your representation that the full legal name of your company is "Bookmerge Technology, Inc.", your filing still uses various different names for your company. For example, on the cover page of your filing, your company is named as "BookMerge Technologies, Inc." As previously requested, please revise your filing to accurately and consistently use the full legal name of your company.

Business, page 12

Narrative Description of the Business, page 13

3. We note your response to comment 10 from our letter dated April 8, 2011. Notwithstanding your response, your corporate structure is still unclear. As previously requested, please revise your disclosure to clarify your corporate structure, discussing or showing the relationships between the various entities that comprise the legal structure of your business. Please consider adding a diagram to show the relationships. In your response to this comment, please tell you the specific pages of the filing that you have revised in response to this comment.

Management Discussion and Analysis, page 17

Results of Operations, page 20

4. We have read your response to comment 13 from our letter dated April 8, 2011. Please expand your discussion of your results of operations to discuss the material changes in your results of operations for the same periods as those periods presented in your audited and unaudited financial statements. Please revise your disclosure to provide a more robust discussion of the business reasons for the changes in your revenues, cost of sales and operating expenses for all periods presented. Refer to Item 302 of Regulation S-K

5. We have read your response to comment 14 from our letter dated April 8, 2011. It is not clear where you have made the changes to your discussion of changes in operating, investing and financing cash flows. Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows between the periods presented, including interim periods. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please also specifically address your limited liquidity, your plans for acquiring additional capital to fund operations, and how your business will be affected if you are unable to acquire additional capital.

Executive Compensation, page 21

6. We note your response to comment 12 from our letter dated April 8, 2011. Notwithstanding your response, the compensation table in your filing is still not in the specified by Item 402(n) of Regulation S-K. As previously requested, please revise your

summary compensation table to present it in the format required by Item 402(n) of Regulation S-K. In your response to this comment, please tell you the specific pages of the filing that you have revised in response to this comment.

Item 9.01 – Financial Statements, page 24

General

7. We have read your response to comment 16 from our letter dated April 8, 2011. You indicate that the leading financial statements in the Form 8-K/A are those of the operating company, the original Extreme Green Technologies. You indicate that this is immediately followed by consolidated statements representing the combined entity. It appears that there is only one set of financial statements in the Form 8-K/A filed on June 20, 2011 and it is unclear exactly what periods these financial statements are intended to present. Your balance sheet and statements of stockholders' equity do not appear to reflect the same periods as your statements of operations, statements of cash flows, and your financial statement footnotes. Please refer to Items 2.01 and 9.01 of Form 8-K and revise your Form 8-K/A to ensure that it includes the following financial statements:

    •   Audited financial statements of the accounting acquirer (operating company) for the two most recently completed fiscal years prior to the reverse merger transaction;

    •   Unaudited interim financial statements of the accounting acquirer (operating company) for any interim period and the comparable prior year period prior to the reverse merger transaction; and

    •   Pro forma information depicting the effects of the reverse merger.

8. Please immediately file your Item 4.01 Form 8-K regarding changes in your certifying accountant.

9. We note your responses to comments 18 and 19 from our letter dated April 8, 2011. We await the filing of your transition report which was due within 90 days of the consummation of your reverse merger. Please immediately file this transition report and in doing so, address the matters noted in comments 18 and 19 of our letter dated April 8, 2011.

Report of Independent Registered Public Accounting Firm, page 25

10. Your auditor's report indicates that it has been reissued May 25, 2011. It appears that the report still has the original date of February 7, 2011. Please tell us whether the report has been reissued or was it your auditor's intent to dual date the report. If the report has been reissued, please make arrangements with your auditor to revise the report to reflect the date of the report as May 25, 2011 without any reference to February 7, 2011. If the report should have been dual dated, please revise the report to include February 7, 2011,

except for the footnote, which is as of May 25, 2011, if true. Please also ensure that the periods referenced in the audit opinion are the same periods for which audited financial statements are provided in your filing.

Consolidated Statement of Stockholders' Equity, page 28

11. We have read your response to comment 22 from our letter dated April 8, 2011. You indicate that the date of inception is January 1, 2008. However, you continue to show the inception date of February 28, 2008 within the heading of your statement of stockholders' equity and as well as the beginning of your statement of stockholders' equity. Furthermore, it is unclear why you have differentiated between "deficit" and "accumulated deficit in the development stage" on page 26. Please revise or advise.

12. Your statement of stockholders' equity indicates that 16,550,150 shares were issued pursuant to plan of reorganization. However, on page two of your Form 8-K/A, you disclose that you will issue 15,655,500 shares of Book Merge to complete the exchange, and as a result the total shares issued and outstanding of book Merge will increase to 95,746,000. Please explain the difference in shares issued for the plan of reorganization or revise to correct these apparent inconsistencies.

Consolidated Statement of Cash Flows, page 29

13. We have read your response to comment 23 from our letter dated April 8, 2011. You indicate that the non-cash issue of stock for debt has been reclassified from cash flows from operating activities to cash flows from investing activities. It is unclear why a non cash issuance of stock for debt would be reflected in your cash flow statement since it appears no actual cash was exchanged in this transaction. Please tell us how you determined that this non-cash transaction resulted in a cash inflow from investing activities. Please revise your statement of cash flows and footnotes disclosures to present these amounts as non-cash investing and financing activities. Refer to FASB ASC 230-10-50-3 through 50-6.

14. You have included net proceeds of non-cash reorganization adjustments of $220,827 and $41,297 for the periods ended December 31, 2010 and 2009. Please tell us the facts and circumstances that resulted in your non cash reorganization adjustments generating $220,827 and $41,297 of cash inflows from financing activities. Please cite the accounting literature used to support your conclusion or revise your filing accordingly.

Note 2 – Summary of Significant Accounting Policies, page 30

Restatement, page 31

15. We have read your response to comment 26 from our letter dated April 8, 2011. The errors in your financial statements appear to meet the definition of an error as described in ASC 250-10-20. Please revise your disclosure to including a prominent restatement

footnote in the financial statements that describes the restatement of your statement of cash flows. This footnote should show the amounts as reported and as restated for the periods impacted. The affected columns of your financial statements should also be labeled as restated. Your restatement footnote should be in full compliance with ASC 250-10-45-23 and ASC 250-10-50-7.

16. We note your responses to comments 24 and 25 from our letter dated April 8, 2011. With regards to revisions b, c, and e, please either tell us specifically where these adjustments were made in your statement of cash flows of page 29 or revise your statement of cash flows to reflect these adjustments. It does not appear that these captions, including the corresponding amounts, appear on the statement of cash flows for the years ended December 31, 2010 and 2009. For example, there is no sale of stock for cash of $250,000 in 2010.

Notes Receivables, page 34

17. It appears you have neither responded to nor addressed comment 27 from our letter dated April 8, 2011. Please revise to disclose the following:

- expiration date of your agreement to purchase Superior's business;

- when the note would become due in the event that you did not purchase Superior's business; and

- the nature of any collateral underlying the note receivable.

Property, Plant and Equipment, page 35

18. We have read your response to comment 28 from our letter dated April 8, 2011. Please revise your description of your cost of sales on your statement of operations and elsewhere in the document to indicate that it excludes depreciation expense. You may achieve this by revising the caption to "cost of sales exclusive of depreciation expense." Since you do not allocate depreciation to cost of sales, you should no longer refer to gross profit anywhere in your filing. Please revise your statement of operations remove the line item "gross profit" and revise your filing throughout to remove any references to gross profit. You can achieve this by removing the caption and subtotal that refers to gross profit on your statements of operations. Please refer to SAB Topic 11:B.

Pro Forma Financial Statements, page 39

Pro Forma Statement of Operations – for the six months ended December 31, 2010, page 43

19. Please revise to ensure that all adjustments have been reflected in the pro forma adjustments column and that the resulting pro forma statement of operations column has been properly calculated. We note that your pro forma net loss attributable to common

shareholders of $(225,643) does not appear consistent with the fact that no adjustments are reflected in the pro forma statement of operations for minority interest. We also note that Extreme Green Technologies had $273,072 of other selling, general and administrative expenses during the period but you do not reflect any pro form adjustments in arriving at a $0 amount for pro forma other selling, general, and administrative expenses.

Exhibit Index, page 45

20. We note your response to comment 39 from our letter dated April 8, 2011. Notwithstanding your response, your filing still does not include the required exhibits. As previously requested, please revise your exhibit index to include all of the exhibits that would be required by Item 601 of Regulation S-K in connection with the filing of a Form 10 registration statement. Please refer to the instructions to the exhibit table in Item 601 of Regulation S-K.

Annual Report on Form 10-K for the Period Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Results of Operations

21. We have read your response to comment 40 from our letter dated April 8, 2011. You indicate that your disclosures have been expanded in the Form 10-K/A. It appears that no Form 10-K/A has yet been filed. Please tell us when you intend to file this Form 10-K/A and provide us supplementally with the enhanced disclosures you intend to include in the forthcoming Form 10-K/A. Please refer to comments 40 to 44 from our letter dated April 8, 2011, which remain outstanding.

Quarterly Report on Form 10-Q for the Period Ended March 31, 2011

General

22. Please address the above comments in your interim filings as well.

Statement of Operations, page 4

23. Your revenues, cost of sales and total expenses were $171,121, $139,050 and $591,246 for the three months ended March 31, 2011. Please tell us how these amounts were higher than the amounts for the nine months ended March 31, 2011. Please advise or revise your statement of operations, accordingly.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Lisa Etheredge, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Harold Gewerter, Esq. (Via E-mail)